Exhibit 4

PROMISSORY NOTE

FOR VALUE RECEIVED, and subject to the terms and conditions set forth herein, Purchaser (as defined in the Purchase Agreement) (“Maker”), hereby unconditionally promises to pay to the order of TITAN PHARMACEUTICALS, INC., a Delaware corporation (“Holder,” and together with Maker, the “Parties”), the principal amount of USD $4,500,000 (Four Million Five Hundred Thousand United States Dollars) (the “Loan”), together with all accrued interest thereon, as provided in this Promissory Note (the “Note,” as the same may be amended, restated, supplemented, or otherwise modified from time to time in accordance with its terms).

1. Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Applicable Rate” means the rate equal to 5%.

“Business Day” means a day other than a Saturday, Sunday, or other day on which commercial banks in New York City authorized or required by law to close.

“Default” means any of the events specified in Section 5 which constitute an Event of Default or which, upon the giving of notice, the lapse of time, or both, pursuant to Section 5 would, unless cured or waived, become an Event of Default.

“Default Rate” means, at any time, the Applicable Rate plus 15%

“Event of Default” has the meaning set forth in Section 5.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal, or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank, or other entity exercising executive, legislative, judicial, taxing, regulatory, or administrative powers or functions of, or pertaining to, government (including any supranational bodies, such as the European Union or the European Central Bank).

“Guaranty” means an unconditional guaranty, in substantially the form of Exhibit F to the Purchase Agreement.

“Guarantor” means Seow Gim Shen.

“Law” as to any Person, means the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law (including common law), statute, ordinance, treaty, rule, regulation, order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Maturity Date” means the earlier of (a) September 23, 2023, provided that Maker shall have the right, in its sole discretion, to extend this date up to two times for a period of 10 days each, by making a non-refundable payment of $50,000 to Holder for each extension and provide written notice to Holder at least one calendar day prior to the then-current Maturity Date, and (b) the date on which all amounts under this Note shall become due and payable pursuant to Section 6.

“Order” as to any Person, means any order, decree, judgment, writ, injunction, settlement agreement, requirement, or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority, or other entity.

“Purchase Agreement” means that certain Securities Purchase Agreement, dated as of September 13, 2023, among the Parties, as the same may be amended, restated supplemented or otherwise modified from time to time by the Parties.

2. Final Payment Date; Optional Prepayments.

2.1 Final Payment Date. The aggregate unpaid principal amount of the Loan, all accrued and unpaid interest, and all other amounts payable under this Note shall be due and payable on the Maturity Date, unless otherwise provided in Section 6.

2.2 Optional Prepayment. Maker may prepay the Loan in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment.

3. Interest.

3.1 Interest Rate. Except as otherwise provided herein, the outstanding principal amount of the Loan made hereunder shall bear simple interest at the Applicable Rate from the date the Loan was made until the Loan is paid in full, whether at maturity, upon acceleration, by prepayment, or otherwise.

3.2 Interest Payment Dates. Interest shall be payable in a lump sum, in arrears to Holder on the Maturity Date.

3.3 Default Interest. If any amount payable hereunder is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration, or otherwise, such overdue amount shall bear interest at the Default Rate from the date of such non-payment until such amount is paid in full.

3.4 Computation of Interest. All computations of interest shall be made on the basis of 365 or 366 days, as the case may be and the actual number of days elapsed. Interest shall accrue on the Loan on the day on which such Loan is made, and shall not accrue on the Loan on the day on which it is paid.

3.5 Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by Holder to Maker under applicable Law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable Law.

4. Payment Mechanics.

4.1 Manner of Payment. All payments of interest and principal shall be made in lawful money of the United States of America on the date on which such payment is due by wire transfer of immediately available funds to the bank account of Holder as specified by Holder in writing.

4.2 Application of Payments. All payments made hereunder shall be applied first to the payment of any fees or charges outstanding hereunder, second to accrued interest, and third to the payment of the principal amount outstanding under the Note.

4.3 Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

5. Events of Default. The occurrence of any of the following shall constitute an Event of Default hereunder:

5.1 Failure to Pay. Maker fails to pay (a) any principal amount of the Loan when due; or (b) interest or any other amount when due and such failure continues for 5 Business Days after written notice to Maker.

5.2 Bankruptcy.

(a) Maker commences any case, proceeding, or other action (i) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition, or other relief with respect to it or its debts, or (ii) seeking appointment of a receiver, trustee, custodian, conservator, or other similar official for it or for all or any substantial part of its assets, or Maker makes a general assignment for the benefit of its creditors; or

(b) there is commenced against Maker any case, proceeding, or other action of a nature referred to in Section 5.2(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged, or unbonded for a period of 60 days;

6. Remedies. Upon the occurrence of an Event of Default and at any time thereafter during the continuance of such Event of Default, Holder may at its option, by written notice to Maker (a) declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder, immediately due and payable and/or (b) exercise any or all of its rights, powers, or remedies under applicable Law; provided, however that, if an Event of Default described in Section 5.2 shall occur, the principal of and accrued interest on the Loan shall become immediately due and payable without any notice, declaration, or other act on the part of Holder.

7. Right of Set-Off. Notwithstanding anything to the contrary herein, Maker is hereby authorized at any time and from time to time, to the fullest extent permitted by Law, to set off and apply any and all of the payments, obligations and/or other liabilities of Holder owing at any time under the Purchase Agreement to Maker or any of its Affiliates or other Buyer Indemnified Parties (as defined in the Purchase Agreement) against any and all of Maker’s payments, obligations or other liabilities owing at any time hereunder to Holder.

8. Guaranty. As security for payment of any and all of Maker’s payments, obligations or other liabilities owing at any time hereunder to Holder, the Maker shall lodge with the Holder, at the time of Closing of the Purchase Agreement, the Guaranty executed by the Guarantor.

9. Miscellaneous.

9.1 Notices. All notices required or allowed under this Note shall be given in the manner provided for notice under the Purchase Agreement.

9.2 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict of laws principles.

9.3 Venue. Each Party irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to in Section 8.2.

9.4 Counterparts. This Note may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

9.5 Successors and Assigns. Neither Party may transfer or assign this Note or any portion hereof or pledge, encumber or transfer its rights or interest in and to this Note or any portion hereof, except with the prior written consent of the other Party in its sole discretion.

9.6 Amendments and Waivers. No term of this Note may be waived, modified, or amended except by an instrument in writing signed by both Parties. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

9.7 Headings. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand, or limit any of the terms or provisions hereof.

9.8 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of a Party, of any right, remedy, power, or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. The rights, remedies, powers, and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers, and privileges provided by Law.

9.9 Severability. If any term or provision of this Note is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Note or invalidate or render unenforceable such term or provision in any other jurisdiction.

9.10 Conflicts. In the event of any conflict between the terms of the Purchase Agreement and this Note, the terms of the Purchase Agreement will control.

(Signatures Follow)

IN WITNESS WHEREOF, Maker has executed this Note as of September 13, 2023.

THE SIRE GROUP LTD.

By	/s/ Seo Gim Shen
Name:	Seow Gim Shen
Title:	Chief Executive Officer

ACCEPTED AND AGREED TO:
TITAN PHARMACEUTICALS, INC.

By	/s/ David Lazar
Name:	David Lazar
Title:	CEO